

December 18, 2014

<u>Via Email</u>
Mr. Guy Bernstein
Chief Executive Officer
Formula Systems (1985) Ltd.
5 Haplada Street
Or Yehuda, 60218 Israel

> **Re:** **Formula Systems (1985) Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2013**
> **Filed April 30, 2014**
> **File No. 000-29442**

Dear Mr. Bernstein:

We have reviewed your letter dated December 4, 2014 in connection with the above-referenced filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated November 6, 2014.

Form 20-F for the Fiscal Year Ended December 31, 2013

Item 5. Operating and Financial Review and Prospects

B. Liquidity and Capital Resources, page 64

1. In your response to prior comment 7 you indicate that $41.1 million in cash was held outside of Israel as of December 31, 2013 and would be subject to income taxes if distributed as dividends. In future filings, please disclose the amount of cash and cash equivalents that are currently held outside of Israel and the impact if these funds were repatriated.

Item 18. Financial Statements

Report of Independent Registered Accounting Firms, page F-3

2.   We note your response to prior comment 3. We continue to believe that, in accordance with Rule 2-05 of Regulation S-X, when a principal auditor makes reference to the work of another auditor in its audit report, the separate report of the other auditor must be filed. In this regard, we note that the fact that these reports are included in the Magic Software Enterprises, Ltd. Form 20-F would not satisfy the requirement for Formula Systems (1985) LTD. Accordingly, please amend your December 31, 2013 Form 20-F to include the required auditor's reports. In addition, ensure that the amended filing includes all proposed future filing revisions noted in your responses to our prior comments.

        You may contact Megan Akst, Senior Staff Accountant, at (202) 551-3407 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

                                        Sincerely,

                                        /s/ Patrick Gilmore

                                        Patrick Gilmore
                                        Accounting Branch Chief